Filed pursuant to 424(b)(3)
Registration No. 333-229136
BLACK CREEK INDUSTRIAL REIT IV INC.
SUPPLEMENT NO. 13 DATED FEBRUARY 14, 2020
TO THE PROSPECTUS DATED SEPTEMBER 5, 2019
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc., dated September 5, 2019 (the “Prospectus”), as supplemented by Supplement No. 1, dated September 13, 2019, Supplement No. 2, dated October 10, 2019, Supplement No. 3, dated October 15, 2019, Supplement No. 4, dated October 17, 2019, Supplement No. 5, dated November 1, 2019, Supplement No. 6, dated November 15, 2019, Supplement No. 7, dated November 22, 2019, Supplement No. 8, dated December 10, 2019, Supplement No. 9, dated December 13, 2019, Supplement No. 10, dated January 13, 2020, Supplement No. 11, dated January 15, 2020 and Supplement No. 12, dated February 3, 2020. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purpose of this Supplement is to disclose:

•	the transaction price and offering price for each class of our common stock for subscriptions to be accepted as of March 1, 2020;

•	the calculation of our January 31, 2020 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;

•	distributions for the month of January 2020; and

•	updated experts information.

•	MARCH 1, 2020 TRANSACTION PRICE
The transaction price for each share class of our common stock for subscriptions to be accepted as of March 1, 2020 (and distribution reinvestment plan issuances following the close of business on February 28, 2020 and share redemptions as of February 29, 2020) is as follows:

Share Class	Transaction Price (per share)	Offering Price (per share)
Class T	$10.0056	$10.4771
Class W	$10.0056	$10.0056
Class I	$10.0056	$10.0056
The transaction price for each of our share classes is equal to such class’s NAV per share as of January 31, 2020. A calculation of the NAV per share is set forth in the section of this Supplement titled “January 31, 2020 NAV Per Share.” The offering price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

•	JANUARY 31, 2020 NAV PER SHARE
Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.blackcreekindustrialiv.com and is also available on our toll-free, automated telephone line at (888) 310-9352. See the “Net Asset Value Calculation and Valuation Procedures” section of the Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by Altus Group U.S. Inc. (the “Independent Valuation Firm”). All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our board of directors. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation procedures and such appraisals are reviewed by the Independent Valuation Firm.
As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”) held directly or indirectly by the Sponsor, and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.

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The following table sets forth the components of Aggregate Fund NAV as of January 31, 2020 and December 31, 2019:

	As of
(in thousands)	January 31, 2020	December 31, 2019
Investments in industrial properties	$923,400	$923,600
Cash and cash equivalents	48,043	51,178
Other assets	10,108	1,423
Line of credit, term loan and mortgage notes	(443,413)	(464,826)
Other liabilities	(12,627)	(11,092)
Accrued performance component of advisory fee	—	(2,913)
Accrued fixed component of advisory fee	(593)	(593)
Aggregate Fund NAV	$524,918	$496,777
Total Fund Interests outstanding	52,462	49,302
The following table sets forth the NAV per Fund Interest as of January 31, 2020 and December 31, 2019:

(in thousands, except per Fund Interest data)	Total	Class T Shares	Class W Shares	Class I Shares	OP Units
As of January 31, 2020
Monthly NAV	$524,918	$476,811	$30,883	$13,612	$3,612
Fund Interests outstanding	52,462	47,654	3,087	1,360	361
NAV Per Fund Interest	$10.0056	$10.0056	$10.0056	$10.0056	$10.0056
As of December 31, 2019
Monthly NAV	$496,777	$455,850	$27,570	$12,633	$724
Fund Interests outstanding	49,302	45,240	2,736	1,254	72
NAV Per Fund Interest	$10.0763	$10.0763	$10.0763	$10.0763	$10.0763
Under GAAP, we record liabilities for ongoing distribution fees that (i) we currently owe under the terms of the dealer manager agreement and (ii) we estimate we may pay to the Dealer Manager in future periods for shares of our common stock. As of January 31, 2020, we estimated approximately $17.7 million of ongoing distribution fees were potentially payable to the Dealer Manager. We intend for our NAV to reflect our estimated value on the date that we determine our NAV. As such, we do not deduct the liability for estimated future distribution fees in our calculation of NAV that may become payable after the date as of which our NAV is calculated.
The valuation for our real properties as of January 31, 2020 was provided by the Independent Valuation Firm in accordance with our valuation procedures and determined by starting with the acquisition price of our real properties, which was adjusted based on subsequent events and assumptions used by the Independent Valuation Firm. Certain key assumptions that were used by the Independent Valuation Firm in the discounted cash flow analysis are set forth in the following table:

Weighted-Average Basis
Exit capitalization rate	5.4%
Discount rate / internal rate of return	6.4%
Holding period of real properties (years)	10.0

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A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the hypothetical changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Increase (Decrease) to the NAV of Real Properties
Exit capitalization rate (weighted-average)	0.25% decrease	3.3%
	0.25% increase	(3.0)%
Discount rate (weighted-average)	0.25% decrease	2.0%
	0.25% increase	(2.0)%
The valuation of our debt obligations as of January 31, 2020 was calculated in accordance with fair value standards under GAAP. The key assumption used in the discounted cash flow analysis was the market interest rate. Market interest rates relating to the underlying debt obligations are based on unobservable Level 3 inputs, which we have determined to be our best estimate of current market interest rates of similar instruments. The weighted-average market interest rate used in the January 31, 2020 valuation was 3.07%.
A change in the market interest rates used could impact the calculation of the fair value of our debt obligations. For example, assuming all other factors remain constant, a decrease in the weighted-average market interest rate of 25 basis points would increase the fair value of our debt obligations by approximately 0.14%. Alternatively, assuming all other factors remain constant, an increase in the weighted-average market interest rate of 25 basis points would decrease the fair value of our debt obligations by approximately 0.97%.
Our hedge instruments are valued based on market expectations of future interest rates (the “forward interest rate curve”). All else equal, an upward shift in the forward interest rate curve would increase the value of our current hedge positions, resulting in a positive impact to our NAV, and a downward shift in the forward interest rate curve would decrease the value of our current hedge positions, resulting in a negative impact to our NAV.

•	JANUARY 2020 DISTRIBUTIONS
We have declared monthly distributions for each class of our common stock. To date, each class of our common stock has received the same gross distribution per share. Monthly gross distributions were $0.0454 per share for each share class for the month of January 2020. The net distribution per share is calculated as the gross distribution per share less any distribution fees that are payable monthly with respect to Class T shares and Class W shares. Since distribution fees are not paid with respect to Class I shares, the net distributions payable with respect to Class I shares are equal to the gross distributions payable with respect to Class I shares. The table below details the net distributions for each class of our common stock for the period presented:

Net Distributions per Share
Month	Pay Date	Class T Share	Class W Share	Class I Share
January 2020	2/3/2020	$0.037	$0.041	$0.045

•	EXPERTS
The statements included in this Supplement under the section titled “January 31, 2020 NAV Per Share” relating to the role of Altus Group U.S., Inc. as the Independent Valuation Firm, and the valuation of the real properties and related assumptions have been reviewed by Altus Group U.S., Inc., an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in real estate valuations.

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